Exhibit 99.3

CURRENT STATUS OF THE BONDS ISSUED IN THE INTERNATIONAL CAPITAL MARKETS BY

AVIANCA HOLDINGS OR ITS SUBSIDIARIES

BOGOTÁ, Colombia, May 18, 2020 – Avianca Holdings S.A. (NYSE: AVH, BVC: PFAVH) (the “Company” or “Avianca”) informs that, as of the date of this report and following the exchange of certain notes in 2019, as described below, the Company and its subsidiaries have two series of notes outstanding.

In May 2013, the Company issued $300 million in aggregate principal amount of 8.375% senior notes due 2020 that were guaranteed by certain of Avianca’s subsidiaries, and in April 2014, the Company issued an additional $250 million in aggregate principal amount of 8.375% senior notes due 2020. As previously disclosed, 88.1% of these notes, amounting to $484.4 million in aggregate principal amount thereof, were exchanged pursuant to an exchange offer and a succeeding mandatory exchange, for 9.000% senior secured notes due 2023. The 11.9% of 2020 unsecured notes (amounting to $65.6 million in aggregate principal amount) that were not exchanged were listed on the German Stock Exchange located in Frankfurt until May 6, 2020 as the unsecured notes were scheduled to mature on May 10, 2020. The relevant delisting notice can be found here: https://www.xetra.com/xetra-de/newsroom/xetra-newsboard/FRA-Deletion-of-Instruments-from-XETRA-06.05.2020-002-1979960.

Additionally, the Company’s 2023 9.000% secured notes are currently listed with the Singapore Stock Exchange, as evidenced here: https://www.sgx.com/fixed-income/wholesale-fixed-income-securities?page=8&fireglass_rsn=true&pagesize=20. Since the Company and several of its subsidiaries have filed for Chapter 11 protection with the United States Bankruptcy Court for the Southern District of New York, and given that the Company failed to make payment in respect of the interest payment due on May 10, 2020, the security has been categorized as unpaid based on the most recently available price for the notes in the Bloomberg Platform, the ‘clean price’ of the 2023 notes’ as of May 11, 2020 was U.S.¢ 20.9, while their yield to maturity, amounted to 77.3%.

Finally, in connection with the report filed on May 12, 2020 titled: “NYSE to Suspend Trading Immediately in Avianca Holdings S.A. (AVH) and Commence Delisting Proceedings”, the Company clarifies that the immediate consequence of such unilateral action by the New York Stock Exchange is that the Company’s ADSs are restricted from trading in the New York Stock Exchange. Further, the Company reiterates that the BVC has informed Avianca that the Company’s preferred shares will continue to trade normally in the BVC. As of the date of this report, the Company is not aware of any possible implications that the delisting of the ADSs could have on the rights of the holders of the Company’s non-voting shares entitled to a preferred dividend, given that domestic investors’ trading mechanics remain unchanged.

About Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, the Company announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of the Company was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

For further information:

Investor Contact

Investor Relations

ir@avianca.com

(571) (5877700)

Media Contacts

Avianca in Colombia and South America:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Avianca in USA, Central America and Europe:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 (917) 282 8908

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com